UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42482

DECENT HOLDING INC.

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 25, 2026, the board of directors of Decent Holding Inc., a Cayman Islands exempted company (the “Company”), approved (i) a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-25 (the “Reverse Share Split”), such that (a) every twenty-five (25) issued Class A ordinary shares of a par value of $0.0001 each will be combined into one (1) issued Class A ordinary share of a par value of $0.0025 each, (b) every twenty-five (25) issued Class B ordinary shares of a par value of $0.0001 each will be combined into one (1) issued Class B ordinary share of a par value of $0.0025 each, and (c) any fractional shares will be rounded to the nearest whole share. As a result, the Company’s authorized share capital will be adjusted to US$50,000 divided into 19,800,000 Class A ordinary shares with a par value of US$0.0025 each and 200,000 Class B ordinary shares with a par value of US$0.0025 each.

The Company’s Class A ordinary shares expect to begin trading on a post-split basis on the Nasdaq Stock Market LLC on March 16, 2026, under the current symbol “DXST”. The new CUSIP number following the Reverse Share Split is G2748R205. A copy of the Company’s Amended M&A is attached hereto as Exhibit 3.1.

On March 12, 2026, the Company issued a press release announcing the Reverse Share Split. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association.
99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DECENT HOLDING INC.

Date: March 12, 2026	By:	/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer

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